Filed by Celgene Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Abraxis BioScience, Inc.
Commission File No.: 001-33657
The following document represents a letter from the Chief Executive Officer of Celgene Corporation, or Celgene, that was distributed to employees of Celgene related to the announcement by Celgene of its proposed acquisition of Abraxis BioScience, Inc..

Wednesday, June 30, 2010 A Message from the CEO Bob Hugin Chief Executive Officer
Dear Celgene Colleagues,
Earlier today, Celgene announced that we had entered into an agreement to acquire Abraxis Bioscience, a fully integrated global biotechnology company focused on creating innovative oncology therapeutics that utilize the proprietary “nab®” technology platform. This acquisition will pair two companies, aligned in mission and vision, in the development and commercialization of next-generation therapies and cutting-edge technologies that will advance our unified commitment to patients.
Abraxis, headquartered in Los Angeles, California, has approximately nine hundred employees in eight locations in the United States, Canada, the United Kingdom and China. Central to the Abraxis solid-tumor focused-pipeline is Abraxane®, a therapeutic approved by both the FDA and EMA for the treatment of metastatic breast cancer. Abraxane was developed using the nab technology which enables enhanced targeting of therapeutic agents, thus, affording a safer, more efficacious means of delivering oncology compounds. In addition to the approval in metastatic breast cancer, recent data presented at ASCO highlighted the potential of Abraxane in non-small cell lung cancer as well as pancreatic cancer. Abraxis also possesses a promising solid tumor development pipeline that has been built using its core technology platform.
There is a compelling strategic rationale for the acquisition. The transaction enables us to expand our existing hematology and oncology franchises and to serve a segment of patients suffering from solid-tumor malignancies. We have a significant opportunity to make a difference in the lives of patients while simultaneously accelerating the growth prospects of our company. There will undoubtedly be many challenges presented to us as we integrate the Abraxis pipeline and operations into our existing business. It is our responsibility to leverage and utilize all of the assets and capabilities that Celgene has to offer to make this transaction a success.
The acquisition of Abraxis is yet another milestone for Celgene as we continue on our path to becoming the pre-eminent global biopharmaceutical company. I look forward to updating you on additional information in the coming weeks and I hope you share my excitement and enthusiasm about this transformational development.
Sincerely,
Committed to improving the lives of patients worldwide®